                                                              File No. _________

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

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                        Form U-1 Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
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                              TPG Partners IV, L.P.
                 TPG III Oregon Electric Investment Company, LLC
                         301 Commerce Street, Suite 3300
                             Fort Worth, Texas 76102

                    (Names of companies filing this statement
                   and address of principal executive office)
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                                      None
                    (Name of top registered holding company)
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                                   John Viola
                         301 Commerce Street, Suite 3300
                             Fort Worth, Texas 76102

                     (Name and address of agent for service)

                 The Commission is also requested to send copies of any
             communication in connection with this matter to:

    Joanne C. Rutkowski                          Sara D. Schotland
       David Haddock                         Cleary, Gottlieb, Steen &
      Baker Botts LLP                              Hamilton, LLP
  1299 Pennsylvania Ave.                       2000 Pennsylvania Ave.
           NW                                            NW
   Washington, DC 20004                        Washington, DC 20007

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TABLE OF CONTENTS

Item 1.     Description of the Proposed Transaction......................................................................   1
       A.   Introduction and General Request.............................................................................   1
       B.   Background...................................................................................................   1
            1. PGE.......................................................................................................   2
            2. OEUC and the Managing Member..............................................................................   3
            3. TPG.......................................................................................................   4
            4. The Class B Investors.....................................................................................   4
       C.   Request for Relief...........................................................................................   5
Item 2.     Fees, Commissions and Expenses...............................................................................   5
Item 3.     Applicable Statutory Provisions..............................................................................   5
       A.   Generally....................................................................................................   5
       B.   The Proposed Acquisition Is Consistent with the Commission's Historical Approach to Section 2(a)(7)..........   9
       C.   The Class A Interest is not a Voting Security................................................................  19
       D.   TPG Will not Exercise an Impermissible Controlling Influence over the Management or Policies of OEUC or PGE..  24
Item 4.     Regulatory Approvals.........................................................................................  30
Item 5.     Procedure....................................................................................................  30
Item 6.     Exhibits and Financial Statements............................................................................  30
Item 7.     Information as to Environmental Effects......................................................................  30

                                      -i-
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                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

ITEM 1.DESCRIPTION OF THE PROPOSED TRANSACTION

      A.    INTRODUCTION AND GENERAL REQUEST

            TPG Partners IV, L.P. and TPG III Oregon Electric Investment Company, LLC (together, "TPG" or "Applicants") hereby ask the Commission to issue an order declaring, pursuant to Section 5(d) of the Administrative Procedure Act, 5 U.S.C. Section 554(e), that TPG will not become a "holding company" within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act") solely as a result of the transaction described below (the "Acquisition").

      B.    BACKGROUND

            The proposed Acquisition will involve the acquisition by Oregon Electric Utility Company, LLC ("OEUC") of all of the capital stock of Portland General Electric Company, an Oregon corporation ("PGE"), an electric-utility company that is a subsidiary of a registered holding company, Enron Corp. ("Enron").(1)

            The proposed Acquisition will result in an immediate end to Enron's ownership of PGE. OEUC's stated goal, as the new owner of PGE, is to maintain PGE as an independent utility serving local customers and contributing to the health of the community and the growth of the regional economy. OEUC will be controlled by a group of respected Northwest leaders and backed by a group of investors, including TPG.

            By way of background, OEUC and Enron, which is a debtor-in-possession in proceedings under Chapter 11 of the Bankruptcy Code, have entered into an agreement under which OEUC would acquire all of the existing PGE common stock held by Enron.(2) OEUC was selected as the purchaser for PGE in a rigorous public auction process authorized by the Enron Bankruptcy Court. In addition to certain authorizations from this Commission, various aspects of the proposed transaction require authorization from the Oregon Public Utility Commission

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(1) On July 29, 2004, Enron filed an application in SEC File No. 70-10239 for authority pursuant to Section 12(d) in connection with the proposed Acquisition.

(2) OEUC and Enron entered into an agreement, dated November 18, 2003 (the "Purchase Agreement") under which OEUC is to acquire the outstanding common stock of PGE. Under the Purchase Agreement, Enron has agreed to sell all of the issued and outstanding common stock, par value $3.75 per share, of PGE to OEUC. The purchase price is a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between PGE's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (PGE's shareholders' equity and retained earnings at December 31, 2002), plus (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the Purchase Agreement.

                                       1
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(the "Oregon Commission"), the Federal Energy Regulatory Commission (the
"FERC"), the Nuclear Regulatory Commission and other regulators. The record in the Oregon Commission proceeding, in particular, contains detailed information regarding OEUC's qualifications to acquire PGE and the benefits associated with the proposed Acquisition.

            Simply stated, OEUC is the best buyer for PGE and will be an owner that is concerned with ensuring the safe, efficient and reliable provision of electric utility service to Oregon customers. OEUC's plan is to make PGE's core business of providing safe, reliable and efficient electric service to its customers the utility's sole focus. The plan includes an experienced PGE board with local Oregon representation, capital reinvestment to ensure reliability and efficiency from PGE's assets, and other improvements to achieve best-in-class performance across PGE's critical service metrics. Through these initiatives, OEUC will help PGE shed the burdens and distractions of its most recent past, thoughtfully and skillfully address its future, and strengthen the company's place in its community as a top-quality service provider, employer, business partner, and corporate citizen.

            The ownership of PGE post-closing is described below:

            1.    PGE

            PGE will be a wholly-owned subsidiary of OEUC. It is expected that PGE's current management team, including Peggy Fowler and Jim Piro, CEO and CFO, respectively, will continue to serve in its present capacity after the Acquisition. In addition to the management team, PGE will have a Board of Directors (the "Board") nominated and elected by OEUC.(3) The Board will initially consist of twelve members, all prominent Oregonians, national business leaders and/or industry executives: Kirby Dyess (former Corporate Vice President and Director of Operations, Intel Capital, and currently a Principal with Austin Capital Management, LLC), Maria Eitel (President, Nike Foundation), Jerry Jackson (former Executive Vice President and Group President, Utility Operations, Entergy Corporation), Peggy Fowler (CEO, PGE), Jerry Grinstein (Principal, Madrona Investment Group LLC, and CEO, Delta Air Lines, Inc.), Peter Kohler, M.D. (President, Oregon Health & Science University), Duane McDougall (former President and CEO, Willamette Industries, Inc.), Robert Miller (Chairman, Rite Aid Corp. and former CEO, Fred Meyer, Inc.), Lee Pelton, Ph.D. (President, Willamette University), Tom Walsh (President and CEO, Tom Walsh & Co.), and David Bonderman and Kelvin Davis (both of TPG).(4) As such, the new Board will have strong local representation and will bring substantial experience and insight to local business and community issues. The new Board members will also bring national and global business experience, unique business networks, and industry expertise to PGE's Board. The Board will in turn draw on this knowledge and judgment to provide advice and oversight to PGE management and provide strategic guidance to the company.

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(3) The Board may have between 10 and 14 members, no more than two of which can be representatives of TPG, and at least five of which will be Oregonians.

(4) As discussed infra, each of Messrs. Grinstein, Kohler, McDougall, Miller and Walsh is a member of Managing Member LLC. Brief professional biographies of each of the Board members are attached as Exhibit A to the Comprehensive Presentation attached hereto as Exhibit G.

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            2.    OEUC AND THE MANAGING MEMBER

            OEUC is a newly-formed Oregon limited liability company. Peggy Fowler and Jim Piro, the CEO and CFO, respectively, of PGE, will be named as CEO and CFO of OEUC. At the time of the closing of the Acquisition, OEUC will have three classes of membership interests: (1) Voting Interests (the "Voting Interests"), which have full voting rights on all matters on which members are entitled to vote under the agreement governing the management of OEUC and the relationship between the members of OEUC (the "LLC Agreement"), (2) Class A Interests ("Class A Interests"), which have no voting rights but which have certain consent rights as set forth herein, and (3) Class B Interests ("Class B Interests"), which have neither voting rights nor consent rights. Immediately upon closing of the Acquisition, OEUC will be owned by three groups of investors: (i) Managing Member LLC (the "Managing Member"), which will own 95% of the Voting Interests and approximately 0.4% of the economic interest of OEUC,
(ii) TPG, which will own approximately 5% of the Voting Interests and approximately 79.9% of the economic interest, and (iii) the Class B Investors, which will have approximately 19.7% of the economic interest of OEUC.

            The Managing Member, which is a to-be-formed Oregon limited liability company, will be by owned by five individuals with strong ties to Oregon and the Pacific Northwest: Gerald (Jerry) Grinstein (Principal, Madrona Investment Group LLC, and CEO, Delta Air Lines, Inc.), Peter Kohler, M.D. (President, Oregon Health & Science University), Duane McDougall (former President and CEO, Willamette Industries, Inc.), Robert Miller (Chairman, Rite Aid Corp. and former CEO, Fred Meyer, Inc.) and Tom Walsh (President and CEO, Tom Walsh & Co.). Each of the members of the Managing Member is independent of, and has no prior business relationship with, TPG and its affiliates.(5)

            As holder of 95% of the Voting Interests in OEUC, the Managing Member will control OEUC. OEUC will be governed by a six person Board of Directors comprised of each of the five individual members of the Managing Member together with one representative of TPG. Subject to the consent rights discussed below, the Managing Member, by controlling the Board of Directors of OEUC, will have the power and authority to direct the management and conduct of the business and affairs of OEUC, the sole shareholder of PGE.

            OEUC will become a reporting company under the Securities Exchange Act of 1934 (the "Securities Exchange Act") at or shortly after the closing of the Acquisition and will comply with the various requirements of the Securities Exchange Act, including Sections 302, 404 and 906 thereof. Each of OEUC and the Managing Member will be a "holding company" within the meaning of Section 2(a)(7) of the Act and, as such, required to register unless it is able to qualify for exemption.(6)

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(5) Brief professional biographies of the members of the Managing Member are attached as Exhibit A to the Comprehensive Presentation attached hereto as Exhibit G.

(6) OEUC and the Managing Member are seeking an order of exemption under Section 3(a)(1). Receipt of such exemption is not a condition precedent to the Acquisition.

                                       3
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            3.    TPG

            TPG Partners IV, L.P. and TPG III Oregon Electric Investment Company, LLC(7) are private equity funds managed by Texas Pacific Group, a private equity firm that manages funds whose investors include state and private company pension funds as well as other institutional and private investors. Texas Pacific Group has significant experience working in regulated industries including airlines, financial services and healthcare. Texas Pacific Group's current portfolio consists of approximately thirty companies, which collectively employ 250,000 employees and generated combined revenues of over $36 billion in 2003.

            TPG will own 5% of the Voting Interests and all of the non-voting Class A Interests, and 79.9% of the economic interest in OEUC. Pursuant to the terms of the LLC Agreement, TPG will have consent rights that are necessary and appropriate to maintaining the nature of its economic investment, but will have no affirmative powers to manage and administer the business of OEUC. Nor will any of TPG or its affiliates provide goods or services to OEUC or PGE, provided that TPG and its affiliates may be reimbursed for costs and expenses, including an allocable portion of the cost of management time and travel incurred in connection with the performance of its duties and exercise of its rights under the LLC Agreement.(8)

            Because TPG will own 5% of the Voting Interests, it will be an affiliate of OEUC and PGE, within the meaning of Section 2(a)(11) of the Act. As explained more fully herein, TPG will not however, directly or indirectly, own, control, or hold with power to vote 10% or more of the voting securities of either OEUC or PGE. Nor, as discussed more fully below, will TPG exercise an impermissible controlling influence over the management and policies of OEUC or PGE. Accordingly, TPG is requesting that the Commission issue an order declaring that TPG will not become a "holding company" within the meaning of Section 2(a)(7) of the Act solely as a result of the proposed Acquisition.(9)

            4.    THE CLASS B INVESTORS

            The Bill and Melinda Gates Foundation and OCM Principal Opportunities Fund, III, L.P. are the Class B Investors. The Class B Investors will hold 100% of the Class B Interests. The Class B Interests have no voting rights, no consent rights, no board representation at OEUC or PGE, and no right to remove or participate in the selection of replacement members of the Managing Member. As such, the Class B Investors will have a purely economic interest in

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(7) TPG III Oregon Electric Investment Company, LLC is a to-be-formed Delaware limited liability company that will be the vehicle through which the following TPG entities will invest in OEUC: TPG Partners III, L.P., TPG Parallel III, L.P., TPG Investors III, L.P., TPG FOF III, L.P. , TPG FOF III-B, L.P. and TPG Dutch Parallel, C.V. Each of TPG Partners III, L.P., TPG Parallel III, L.P., TPG Investors III, L.P., TPG FOF III, L.P., TPG FOF III-B, L.P. and TPG Dutch Parallel, C.V. have been formed for the same purpose and have the same general partner, but have been formed as separate partnerships for tax and other considerations.

(8) Passive investors (such as preferred shareholders, for example) are customarily reimbursed for expenses in connection with monitoring their investment. Similarly, representatives of TPG who sit on PGE's board of directors may be compensated by PGE for such services.

(9) The receipt of a no-action letter in this regard is a closing condition under the Purchase Agreement.

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OEUC and thereby PGE, with no ability to exert any control or controlling influence over either entity.

      C.    REQUEST FOR RELIEF

            As noted above, upon completion of the proposed Acquisition, TPG will own 5% of the Voting Interests and all of the non-voting Class A Interests in OEUC. The structure and governance of OEUC are intended to comply with the requirements of the 1935 Act and, in particular, to permit TPG to invest in OEUC and PGE without becoming a holding company for purposes of the Act. As explained more fully herein, Applicants will not own more than 10% of the voting securities of a holding company or public-utility company as a result of the Acquisition. Nor will they exercise an impermissible controlling influence over the management and policies of OEUC or PGE. Accordingly, Applicants are requesting that the Commission issue an order declaring that TPG will not become a "holding company" within the meaning of Section 2(a)(7) of the Act solely as a result of the proposed Acquisition.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

            The amount of the fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application will be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

      A.    GENERALLY

            Section 2(a)(7) of the Act defines a "holding company" as:

                        (A) any company which directly or indirectly owns,
            controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a holding company which is a holding company by virtue of this clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

                        (B) any person which the Commission determines, after
            notice and an opportunity for hearing, directly or indirectly, to exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

For the reasons described below, TPG should not be deemed to be a "holding company" within the meaning of Section 2(a)(7)(A) of the Act because the Applicants will not directly or

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indirectly, own, control or hold with the power to vote 10% or more of the
"voting securities" of a public utility company or of a holding company, as the term "voting securities" is defined in Section 2(a)(17) of the Act. Nor will TPG exercise an impermissible controlling influence over the management or policies of OEUC or PGE to warrant regulation under Section 2(a)(7)(B) of the Act.

            Section 5(d) of the Administrative Procedure Act, 5 U.S.C. Section 554(e), provides that: "The agency, with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty." The Commission has relied on this provision previously. See, e.g., Pacific Northwest Power Company, 41. S.E.C. 863 (March 4, 1964) (declaring that applicant would not become an electric utility company within the meaning of the Act prior to the occurrence of certain defined events). Applicants submit that there is good cause for the Commission to issue a declaratory order in this matter.

            As explained in the Memorandum from Paul Roye to Chairman William Donaldson, dated June 28, 2004 (the "June Staff Memorandum"), the precedent under Section 2(a)(7) generally deals not with the question of whether a new entrant, such as TPG, comes within the ambit of the Act but, instead, with the questions that arise when an existing holding company, with a history of control over utility subsidiaries, requests a determination that it is no longer subject to regulation under the Act -- a situation that is fundamentally different from the question presented in this matter of the terms under which a new entrant can invest in the utility industry. As the Commission explained in an early decision,

            It should be emphasized at this juncture that we are not concerned here with a newcomer seeking to buy into several utility enterprises. The problem before us would then be at what point in the process of acquisition control and its statutory consequences would come into being. The problem presently before us is entirely different.(10)

            The statute acknowledges this difference by putting the burden on an entity that is a prima facie holding company (holding 10% or more of the "voting securities" of a public utility company or of a holding company) to establish the absence of control or impermissible controlling influence. See Detroit Edison Co. v. SEC, 119 F. 2d 730, 739 (May 12, 1941), citing Schlemmer v. Buffalo, Rochester & P.R. Co., 205 U.S. 1, 27 (1907) ("The burden rested on petitioner to bring itself within the exception."). In contrast, if an entity is not a prima facie holding company, the burden is on the Commission to institute proceedings and to find the existence of "such a controlling influence . . . as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" that the entity be subject to holding company regulation.

            The interplay of the two paradigms was discussed in recent correspondence between Chairman Donaldson and Congressmen Dingell and Markey. In response to a question about these early cases, the June Staff Memorandum explained:

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(10) The United Corporation, 13 S.E.C. 854, 886 (1943) (emphasis added), discussed infra.

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            As discussed in detail below, those cases are distinguishable from
            Berkshire Hathaway. In Berkshire Hathaway, Inc.(11) and other similar letters, there were no prima facie holding companies under section 2(a)(7)(A) of the Act and the staff did not conclude that, based on the facts presented in the no-action request, Berkshire Hathaway and the other companies would exert the kind of control or controlling influence that would have warranted a recommendation to the Commission that they be found to be holding companies under the Act. In contrast, both H. M. Byllesby & Company(12) and The United Corporation(13) involved prima facie holding companies as well as a Commission finding that they exerted the kind of control or controlling influence that required them to be found to be holding companies.

            Section 2(a)(7)(A) states that any company that owns 10% or more of the outstanding voting securities of a public utility (or public-utility holding company) is a prima facie holding company subject to the Act. In the transaction that was the subject of Berkshire Hathaway, Inc., Berkshire Hathaway proposed to acquire 9.9% of the outstanding common stock of MidAmerican Energy Holding Company ("MidAmerican"), an Iowa corporation that claims exemption under section 3(a)(1) of the Act pursuant to rule 2. Because it owned less than 10% of the outstanding voting securities of MidAmerican, Berkshire Hathaway was not a prima facie holding company within the meaning of section 2(a)(7)(A) of the Act. This pattern has been repeated in each of the other no-action letters discussed in the [Memorandum from Paul Roye to Chairman William Donaldson, dated March 4, 2004 (the "March Staff Memorandum")] -- in each case, the party seeking the staff's assurance would not own, control, or hold with power to vote 10% or more of the voting securities of a public utility or public-utility holding company.

            Before considering the Commission's decisions in H.M. Byllesby and United Corp., it is important to note that section 2(a)(7)(B) of the Act provides another means of determining holding company status. This section refers to "any person which the Commission determines
            . . . directly or indirectly to exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of any public utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon holding companies." As discussed in the [March] Staff Memorandum,

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(11) S.E.C. No-Action Letter (Mar. 10, 2000).

(12) 6 S.E.C. 639 (1940).

(13) 13 S.E.C. 854 (1943).

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            because Berkshire Hathaway was not a prima facie holding company under section 2(a)(7)(A), the staff, in issuing a no-action letter to Berkshire Hathaway (as well as in later matters), offered its assurances that, based upon "the rights attendant to Berkshire's ownership of the Convertible Preferred Stock, combined with its ownership of 9.9% of the voting securities of [MidAmerican] and the nature of its relationship with the company," it would not recommend that the Commission take action pursuant to section 2(a)(7)(B).

            The decisions in H. M. Byllesby and United Corp., involved efforts by holding companies that were prima facie holding companies under the Act -- that is, parties that, in contrast to those that sought no-action relief in the Berkshire Hathaway letter, did own 10% or more of the voting securities of a public utility or public-utility holding company -- to obtain the relief necessary to cease to be holding companies under section 2(a)(7). These matters thus arose in an entirely different context from the transactions described in the Berkshire Hathaway line of no-action letters, and are distinguishable from them.

            Id. at 18-19. As explained in the June Staff Memorandum, in H. M. Byllesby, that company ("Byllesby") and its parent, the Byllesby Corporation, sought a declaratory order under Section 2(a)(7)(B) of the Act or, in the alternative, an order of exemption under Sections 3(a)(3) and 3(a)(5) of the Act. Because the Byllesby Corporation controlled Byllesby, disposition of the application turned upon whether Byllesby was a holding company within the meaning of Section 2(a)(7) of the Act.(14) H. M. Byllesby differed from Berkshire Hathaway and, indeed, the instant matter in that there was a long-established relationship characterized by domination of the utility by Byllesby and its predecessor.

            The second case, United Corporation, similarly involved a long-established holding company relationship. In that matter, The United Corporation ("United"), a registered holding company, sought to transform itself from a holding company to an investment company. The subsidiaries of United were themselves holding companies that directly or indirectly controlled more than 100 operating companies throughout the eastern United States.(15)

            In declining to declare United not to be a holding company, the Commission focused on the long-standing relationships and explained:

            It should be emphasized at this juncture that we are not concerned here with a newcomer seeking to buy into several utility enterprises. The problem before us would then be at what point in the process of acquisition control and its statutory consequences would come into being. The problem presently before us is entirely different. For many years now the subsidiary companies in the United system have been subject to the

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(14) H.M. Byllesby & Co., 6 S.E.C. 639 at 642.

(15) United Corp. 13 S.E.C. 854 at 861-63.

            latter's control or controlling influence. United is now attempting to divest itself of any "possibility of control" and to this end has filed a plan with us for the reduction of its holdings in its subsidiaries to less than 10 percent. Pending such reduction, United would not vote the securities it now holds in its subsidiaries, but thereafter would resume the right to vote the securities retained. The voting power thus retained, we believe, might leave United, not a mere stockholder holding less than 10 percent of the voting stock, but in a position of considerable authority.(16)

The June Staff Memorandum emphasizes this distinction between established holding companies, often with documented histories of abuses, and new entrants such as Berkshire Hathaway:

            The results in H. M. Byllesby and United Corp. are distinguishable from the proposed transaction in the Berkshire Hathaway no-action letter. The holding companies at issue in the orders were prima facie holding companies within the meaning of section 2(a)(7) of the Act. These companies also had a long history of control over subsidiaries. Furthermore, in the H. M. Byllesby order, the Commission identified certain of the abuses set forth in section 1 of the Act that had characterized the parent companies' control and made their regulation as holding companies appropriate for the protection of the public interest and the interests of investors and consumers.

            In contrast, Berkshire Hathaway was essentially the "newcomer" to the industry mentioned in the citation, supra, from United Corp. More importantly, Berkshire Hathaway did not own, directly or indirectly, 10% or more of the securities of a public utility or public-utility holding company that it was then entitled to vote, and thus it was not a prima facie holding company under section 2(a)(7) of the Act. Finally, the staff did not conclude that Berkshire Hathaway's ownership of voting securities, together with the other features of the transaction, amounted to the ability to exert a controlling influence over MidAmerican under section 2(a)(7)(B). The result in Berkshire Hathaway is therefore not inconsistent with either H.M. Byllesby or United Corp.

      Id. at 23-24 (emphasis added).

      B. THE PROPOSED ACQUISITION IS CONSISTENT WITH THE COMMISSION'S HISTORICAL APPROACH TO SECTION 2(a)(7)

            1.    INDEPENDENCE OF THE MANAGING MEMBER

            The independence of the members of the Managing Member is demonstrated by the fact that none of the five members of the Managing Member has a prior business relationship

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(16) Id. at 886-87 (emphasis added).

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with, or has received any consulting, advisory or other compensatory fee from,
TPG.(17) Indeed, notwithstanding that the members of the Managing Member were identified in a process initiated by TPG, their independence may be demonstrated by the fact that, if the independent director rules under Section 301 of the Sarbanes-Oxley Act of 2002 and under Rule 303A of the New York Stock Exchange listing standards were applied to each of the five members, each would be considered independent from TPG.(18) It should also be noted that the members of the Managing Member were each required to make a substantial personal investment, and consequently, such members have a vested interest in exercising their authority in a manner that gives appropriate consideration to the concerns of the investors.

            2     MANAGEMENT AND BOARD REPRESENTATION

            The members of the OEUC Board and the PGE Board are accomplished professionals who understand that independent judgment is the hallmark of fulfilling the duties inherent in membership on a corporate board of directors. As noted above, the strength of the current management of PGE was a factor in TPG's interest in investing in the company. The current management team will continue to operate PGE after the closing of the Acquisition and Peggy Fowler and Jim Piro, CEO and CFO, respectively of PGE, will also serve as CEO and CFO, respectively, of OEUC.

            The PGE management team will control the day-to-day activity of PGE.

            The PGE management team will report to the PGE Board of Directors (the "PGE Board"). PGE's current Board of Directors is comprised of six persons, two of whom are Enron officers and one of whom is an Enron consultant (per PGE's annual report for the year ended December 31, 2003). Upon the closing of the Acquisition, OEUC will be the sole shareholder of PGE, and as such will be entitled to appoint all of the members of the PGE Board. As is typical in acquisitions, the ties with the previous owner (i.e., Enron) will be severed.

            As noted above, the PGE Board will initially consist of twelve members, all prominent Oregonians, national business leaders and/or industry executives.(19) As such, the new PGE Board will have strong local representation and will bring substantial experience and insight to local business and community issues. The new PGE Board members will also bring national and global business experience, unique business networks, and industry expertise to PGE's Board of Directors. The PGE Board will in turn draw on this knowledge and judgment to provide advice and oversight to PGE management and provide strategic guidance to the company.

----------
(17) The independence of the Managing Member from TPG is further discussed in
Section IV.A.2.a of the Comprehensive Presentation attached hereto as Exhibit G.

(18) The process by which the members of the Managing Member were identified is discussed in the Comprehensive Presentation attached hereto as Exhibit G.

(19) The process by which the members of PGE Board were identified is discussed in the Comprehensive Presentation attached hereto as Exhibit G.

            It is important to remember that the parties have committed that the Board will have a least five Oregonians as members at all times, whether or not the Act is in effect. This is an extraordinary commitment designed to ensure that local concerns are given serious consideration at the Board level. The quality of the local members already selected also ensures that they will be strong advocates for local concerns. Today, none of PGE's Board members are Oregonians, with the exception of the CEO, and all but the CEO are either officers or directors of Enron.

            The PGE Board will be vested with the full right and discretion to oversee and direct the affairs of PGE and to make decisions affecting PGE affairs, as deemed proper or advisable by the PGE Board to carry on PGE's business. The PGE Board will function in every respect as a Board would normally function -- meaning it would meet regularly, receive, review and consider management reports and recommendations, establish Board committees, offer guidance and direction to management, establish medium and long term strategies for the company, make decisions on all the types of matters addressed in the consent rights and more. The PGE Board will be the proactive governing body of the utility, with the responsibility and capabilities to initiate the full breadth of corporate action. Although specified major decisions by the PGE Board will be subject to the further step of obtaining TPG consent, the PGE Board will play a critical, pivotal role in PGE's future. In addition, in exercising its consent rights, TPG expects to be informed by the decision of the PGE Board, which will have been taken after full discussion, including the input of TPG's Board appointees.(20)

            Broadly, the types of actions the PGE Board will be able to take without the requirement for TPG consent include: establishing Board committees; setting corporate strategy; setting corporate policy; setting trading risk parameters; approving matters on the list of consent rights below the monetary thresholds requiring consent; evaluating the performance of executive management; providing guidance and direction to management on various matters including corporate planning, renewable/energy efficiencies/environmental initiatives, fundamental market analysis, labor relations, community relations, and customer service/relations; and working with community, customer, and other special interest groups to assure corporate consideration of local concerns.

            PGE's CEO Peggy Fowler and CFO Jim Piro have agreed to assume the positions of CEO and CFO, respectively, of OEUC. As a holding company, the day to day management of OEUC is minimal. OEUC has one asset, its interest in PGE, and any actions taken on behalf of OEUC will be largely clerical.

            The LLC Agreement provides that OEUC will be managed by a Board of Directors (the "OEUC Board"). The Managing Member will be entitled to appoint 80% of the directors on the OEUC Board, and TPG will be entitled to appoint 20%. The initial OEUC

----------
(20) TPG will have no right unilaterally to cause the removal of members of the PGE Board or to nominate successor members.

Board will be comprised of one TPG representative and the five members of the Managing Member.(21) Control of the OEUC Board will give the Managing Member control of OEUC.(22)

            TPG will have consent rights with respect to various matters that are fundamental to maintaining the nature of its economic investment but will have no power to manage and administer the business of OEUC. By way of background, TPG will invest approximately $420,000,000 in cash in connection with the Acquisition. The investment decision followed extensive due diligence of PGE intended to allow TPG (and its investors) to obtain a level of comfort concerning PGE's assets, liabilities, results of operation, and business profile and potential. It must be noted that TPG is not making this investment with a view to becoming a hands-on operator of utility assets. Indeed, an assessment of the current management and operation of PGE weighed heavily in Applicants' investment decision, as did the assumption that PGE would continue to be a successful business. Accordingly, because TPG will have only a minority voting position in OEUC (5%) and no right to control the business and operation of PGE, it needs some means of ensuring that its investment will be protected.

            The consent rights set forth below seek to provide this protection to the holders of Class A Interests by helping to ensure that the fundamental nature of their investment is not altered without their consent. These consent rights are typical of the protections granted to shareholders making minority investments in private companies. In the case of TPG, they are all the more important because TPG will contribute approximately 79.9% of the equity interest in OEUC. It should be noted that, with the exception of certain exit rights described below, none of the consent rights empowers TPG to cause OEUC or PGE to take any course of action or to make any decision. Rather, they simply act to prevent certain decisions from being made without TPG's consent. Similarly, none of the consent rights implicate the day to day management of the companies. Rather, they address extraordinary items that should be carefully considered by management, with the consent of TPG who with its investors will bear the economic impact of those decisions. Set forth below are the consent rights, as well as a brief explanation why TPG believes each particular consent right is important.(23)

            (a)   FUNDAMENTAL OWNERSHIP ISSUES:

----------
(21) As discussed infra, TPG will have certain limited rights, consistent with the rights under the No-Action letters, to remove members of the Managing Member upon the death or incapacity of an individual holding a membership interest in the Managing Member or for defined "cause." Upon removal of a member of the Managing Member, Applicants, as the holders of the Class A Interests shall be entitled to elect or appoint a new member of the Managing Member. In so doing, they must take into account Act concerns and so, would not replace a member of the Managing Member in an attempt to influence control of OEUC or PGE because any replacement member that is dominated or controlled by TPG would jeopardize Applicants' status under Section 2(a)(7) of the Act.

(22) In Berkshire Hathaway, the financial investor was entitled to two seats out of ten on the Board of Directors of the MEHC, the holding company that owned the utility. In the Western Resources no-action letter, which is cited in Berkshire Hathaway, the financial investor had the right to nominate for election two members of the fifteen member board of directors of a publicly-traded utility. The other no-action letters cited in the Staff correspondence involved partnership or limited liability company holding companies that did not have boards of directors. In each instance, the general partner of the partnership or the managing member of the limited liability company would select the members of the board of directors or board of managers of the utility.

(23) The consent rights are also listed in Exhibit B to the Comprehensive Presentation attached hereto as Exhibit G.

            The holders of Class A Interests, as passive investors, must have assurance that their economic interest in OEUC and PGE will not be diluted or otherwise impaired. Similarly, the ability to incur excessive debt has the potential (certainly upon liquidation) to transfer the value of a company from its equity holders to its debt holders. Accordingly, TPG's consent will be required for OEUC, PGE or any of their respective subsidiaries (as specified below) to take the following actions:

                  (i) "ANY RECAPITALIZATION, REORGANIZATION, RECLASSIFICATION, MERGER, CONSOLIDATION, LIQUIDATION, DISSOLUTION OR OTHER WINDING UP, SPIN-OFF, SUBDIVISION OR OTHER COMBINATION OF OEUC OR PGE;"

            Consent for the foregoing types of transactions is necessary because each has the potential to affect a fundamental change on PGE or to cause it to cease to exist as a company. The terms chosen cover broad categories of fundamental corporate actions. For example, the term "recapitalization" addresses situations in which the capital structure of PGE could be altered, as in the case of a debt for equity swap that would dilute the economic value of the Class A Interests.

                  (ii) "ANY DECLARATION, SETTING ASIDE OR PAYMENT OF ANY DIVIDEND OR OTHER SIMILAR DISTRIBUTION (INCLUDING A REDEMPTION OR REPURCHASE OF CAPITAL) IN RESPECT OF ANY CLASS OF CAPITAL STOCK OF OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, OTHER THAN PAYMENTS OF CASH DIVIDENDS ON THE PREFERRED STOCK OF PGE OUTSTANDING AS OF THE DATE OF THE ACQUISITION IN ACCORDANCE WITH THE TERMS OF THE PREFERRED STOCK AS IN EFFECT ON THE DATE OF THE CLOSING OF THE ACQUISITION;"

            Consent is required for these actions because distributions on capital can deprive an operating company of funds needed for operation, and can be unlawful if the company does not have sufficient retained earnings, and the holders of the Class A Interests therefore have a vested interest in insuring that distributions not be made unless appropriate.

                  (iii) "ANY AUTHORIZATION, SALE, ISSUANCE OR REDEMPTION OF
                        EQUITY SECURITIES (OR ANY WARRANTS, OPTIONS OR RIGHTS TO ACQUIRE EQUITY SECURITIES OR ANY SECURITIES CONVERTIBLE INTO OR EXCHANGEABLE FOR EQUITY SECURITIES) OF OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, PROVIDED THAT PGE MAY, FROM TIME TO TIME, ISSUE SHARES OF PGE COMMON STOCK OR OPTIONS TO PURCHASE SHARES OF PGE COMMON STOCK COMPRISING, IN THE AGGREGATE, LESS THAN 5% OF THE COMMON STOCK OF PGE OUTSTANDING AS OF THE CLOSING OF THE ACQUISITION, CALCULATED ON A FULLY DILUTED, AS-CONVERTED BASIS;"

            Consent is required here because transactions involving the equity securities of any of these companies have the potential to alter TPG's right as holder of the Class A Interests' to receive the residual benefit of the operation of PGE, which is the entire reason for the investment. PGE's right to issue a limited amount of equity securities, however, will give the company flexibility to develop an equity-based incentive program without the consent of TPG.

                  (iv) "ANY INCURRENCE OF INDEBTEDNESS OF ANY NATURE BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES IN THE AGGREGATE IN EXCESS OF $20,000,000, OR ANY MATERIAL ACCELERATION OF PAYMENT OF, OR MODIFICATION OR WAIVER OF THE TERMS OF, ANY INDEBTEDNESS OF ANY NATURE PREVIOUSLY INCURRED BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, IN EITHER CASE OTHER THAN IN ACCORDANCE WITH ANY THEN-CURRENT ANNUAL OPERATING OR CAPITAL BUDGET AND BUSINESS PLAN APPROVED IN ACCORDANCE WITH THESE CONSENT RIGHTS;"

            Investors worry about the debt to equity ratios of the companies in which they invest. On the one hand, if a company has too much debt, the associated debt service will consume an inordinate amount of a company's operating results. On the other hand, debt financing is an important, and sometimes crucial, part of a company's financial planning. This consent right seeks to achieve a balance that allows the companies access to debt financing, but prevents the companies from incurring large debts without consent from the holders of the Class A Interests. It is also intended to address material deviation from the subject company's debt service obligations which could occur, for example, if a company were to pay down debt rather than making necessary capital expenditures, with a resulting significant adverse affect on the company's performance and therefore the value of the Class A Interests.

            (b)   FUNDAMENTAL ORGANIZATIONAL ISSUES:

            Again, as passive investors, TPG as the holder of the Class A Interests must have assurances that the nature of business in which it is investing will not be changed unilaterally by management. That investment in OEUC, PGE and their respective subsidiaries is predicated upon a certain set of assumptions as to the organization and business to be conducted thereby. The following consent rights are intended to address these concerns:

                  (i) "ANY MATERIAL JOINT VENTURE, MATERIAL PARTNERSHIP OR OTHER MATERIAL OPERATING ALLIANCE BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES WITH, OR ANY PURCHASE IN EXCESS OF $5,000,000 IN THE AGGREGATE OF DEBT OR EQUITY SECURITIES OF, ANY OTHER PERSON;"

            Joint ventures, partnership, and other material operating alliances may have the potential to dramatically affect the nature of the business in which the holders of Class A Interest have chosen to invest, and therefore should not be undertaken without their consent.

                  (ii) "ANY VOLUNTARY PROCEEDING OR FILING OF ANY PETITION BY OR ON BEHALF OF OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SEEKING RELIEF UNDER THE BANKRUPTCY CODE OR THE VOLUNTARY WIND UP, DISSOLUTION OR LIQUIDATION OF OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES;"

            Bankruptcy has the potential to eliminate TPG's entire investment and therefore should not be undertaken without its consent.

                  (iii) "ANY CHANGE IN THE PRINCIPAL LINE OF BUSINESS OF OEUC,
                        PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES;"

            TPG has chosen to invest in OEUC and, indirectly, in PGE based on an understanding of those entities' business. Any change to that could fundamentally alter TPG's investment, and should not be undertaken without its consent.

                  (iv) "ANY AMENDMENT OR MODIFICATION OF OEUC'S, THE MANAGING MEMBER'S OR PGE'S ORGANIZATIONAL AGREEMENTS (INCLUDING LIMITED LIABILITY COMPANY AGREEMENTS);"

            The companies' organizational documents define the nature of the entities in which the holders of the Class A Interests are investing (e.g., PGE is a corporation with perpetual existence) and therefore should not be changed without their consent.

            (c)   MAJOR OPERATIONAL ISSUES:

            Certain transactions or events undertaken or occurring in the operation of OEUC, PGE or any of their respective subsidiaries, due to their nature, size or timing, may have the potential to materially affect the economic interest of the passive investor. While management will have day-to-day control of the business and operations of the companies, TPG as the holder of the Class A Interests must be able to protect its investment in the event that management seeks to engage in transactions of an extraordinary nature such as those addressed by the following consent rights:

                  (i) "ANY EXTENSION OF CREDIT OF ANY NATURE IN EXCESS OF $5,000,000 BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, OTHER THAN TRADE CREDIT IN THE ORDINARY COURSE OF BUSINESS CONSISTENT WITH PAST PRACTICE (PROVIDED THAT THE PHRASE `ORDINARY COURSE OF BUSINESS CONSISTENT WITH PAST PRACTICE' WILL BE DEEMED TO MEAN THE `ORDINARY COURSE OF BUSINESS CONSISTENT WITH PGE'S PAST PRACTICE' WHEN USED IN REFERENCE TO ANY NEWLY-FORMED SUBSIDIARY OF PGE);"

            The companies are not in the business of making loans, and such activity should be subject to heightened scrutiny as a deviation from their business model.

                  (ii) "THE ENTERING INTO OR AMENDMENT OF ANY AGREEMENT OR ARRANGEMENT WITH RESPECT TO THE PROCUREMENT OF GOODS OR SERVICES OR OTHERWISE IN THE NATURE OF OPERATING EXPENDITURES WHICH CREATES OR COULD REASONABLY BE EXPECTED TO CREATE A FINANCIAL OBLIGATION IN AN AMOUNT, WHETHER PAYABLE AT ONE TIME OR IN A SERIES OF PAYMENTS, IN EXCESS OF $20,000,000, EXCEPT AS CONTEMPLATED BY ANY THEN-CURRENT ANNUAL OPERATING OR CAPITAL BUDGET AND BUSINESS PLAN APPROVED IN ACCORDANCE WITH THESE CONSENT RIGHTS;"

            Each year, the companies, as is customary, will go through an extensive budgeting process that will be the blueprint for business operations during the coming year. Anticipating operating expenditures is a main focus of the budgeting process. Once a budget is adopted, the companies will run their respective businesses in accordance with the budget. A deviation of more than $20 million from the budget for operating expenditures could signal a breakdown in the budgeting process, a change in the companies' economic environment/business model, or possibly imprudent or excessive spending on the part of management. In any case, there exists the potential for a material adverse impact on the holders of the Class A Interests, who therefore need the right to prevent such behavior.

                  (iii) "ANY CAPITAL EXPENDITURES IN AN AMOUNT GREATER THAN
                        $20,000,000, IN ANY TRANSACTION OR SERIES OF RELATED TRANSACTIONS, EXCEPT AS CONTEMPLATED BY THE THEN-CURRENT ANNUAL OPERATING OR CAPITAL BUDGET APPROVED IN ACCORDANCE WITH THESE CONSENT RIGHTS;"

            Capital expenditures are another major focus of the budgeting process, and often comprise, particularly in the public utility industry, a significant use of funds. While large capital expenditures may be essential to running the business of the companies, excessive or imprudent spending that materially deviates from the budget has the potential to harm the financial profile of the companies.

                  (iv) "ANY SALE, LEASE, EXCHANGE, TRANSFER, OR OTHER DISPOSITION OF OEUC'S, PGE'S OR THEIR RESPECTIVE SUBSIDIARIES' ASSETS OR BUSINESSES (INCLUDING, WITHOUT LIMITATION, THE CAPITAL STOCK OF ANY SUBSIDIARY), OTHER THAN DISPOSITIONS IN THE ORDINARY COURSE OF BUSINESS CONSISTENT WITH PAST PRACTICE OR DISPOSITIONS PURSUANT TO THE THEN-CURRENT ANNUAL OPERATING OR CAPITAL BUDGET AND BUSINESS PLAN APPROVED IN ACCORDANCE WITH THESE CONSENT RIGHTS;"

            In the course of the day to day operations of the companies, disposition of assets in the ordinary course of business or in accordance with the budget should be of no concern to TPG as the holder of the Class A Interests. Large or extraordinary dispositions of assets, businesses or stock, in contrast, are highly unusual events that could diminish the value of the companies and therefore should not be undertaken without TPG's consent.

                  (v) "THE SELECTION, INITIAL TERMS OF EMPLOYMENT, AND TERMINATION OF, OR ANY MATERIAL CHANGE TO THE COMPENSATION OR OTHER TERMS OF EMPLOYMENT OF, THE CHIEF EXECUTIVE OFFICER, CHIEF OPERATING OFFICER OR CHIEF FINANCIAL OFFICER OF PGE;"

            The CEO, COO and CFO are the nucleus of the management team that will lead PGE to success or to failure. As such, they have a profound impact on the economic well-being of the companies and therefore the holders of the Class A Interests. These persons will make the day to day decisions that TPG does not want, and is not permitted, to make. Nonetheless, TPG as the holder of the Class A Interests must be comfortable with the people making those decisions in order to feel comfortable that its investment is adequately protected. TPG, however, cannot use these consent rights to unduly influence the senior management of PGE because such corporate officers are directly responsible to the Board of Directors of PGE, not to TPG, and TPG will have no more than a consent right with respect to decisions made by the Board of Directors of PGE.

                  (vi) "THE ADOPTION OF, OR AMENDMENT IN EXCESS OF $5,000,000 IN THE AGGREGATE TO, PGE'S ANNUAL OPERATING BUDGET, CAPITAL BUDGET AND THREE-YEAR FINANCIAL PLAN, EACH OF WHICH WILL BE UPDATED ANNUALLY;"

            The budgeting process, and the resultant budgets and financial plans, define where PGE stands, where it intends to go, and how it plans to get there. No one has more interest in this process than TPG as the holder of the Class A Interests which represent the majority economic interest in the company. The requirement that TPG consent to the budgets adopted by management is intended as a check on actions such as excessive or unnecessary capital expenditures that would adversely affect the value of TPG's investment, and to impose an additional measure of financial discipline on the process. The same logic applies to amendments to the budget. Absent a consent right, TPG would have limited recourse if management were simply to amend the budget to provide for whatever expenditure it then desired. In short, the absence of a consent right regarding the budget nullifies the effect of any other consent right that constrains management to act in accordance with the budget.

            This does not mean, however, that the budget cannot be amended, or that management will not have the flexibility to react to unanticipated needs of the company. First, the other consent rights that limit the incurrence of indebtedness, or the making of operating or capital expenditures, or the disposition of assets allow management to take such action outside the parameters set by the budget but within pre-agreed limits (e.g., $20 million for capital expenditures). Without a consent right regarding the budget, the $20 million cap on capital expenditures not contemplated by the budget is meaningless. Second, as a practical matter, TPG as the holder of the Class A Interests will have the greatest interest in the value maximization of the company and thus will be the first to agree to any budget amendment that is actually necessary to the well-being of the company.

                  (vii) "ANY FILING TO OBTAIN A MATERIAL GOVERNMENTAL PERMIT OR
                        APPROVAL OUTSIDE THE ORDINARY COURSE OF BUSINESS CONSISTENT WITH PAST PRACTICE, ANY MATERIAL FILING IN CONNECTION WITH A PGE RATE PROCEEDING OR ANY MATERIAL CHANGE TO THE RATES OR OTHER CHARGES UNDER ANY PGE TARIFF, OR ANY MATERIAL AMENDMENT TO ANY SUCH FILINGS;"

            As a regulated entity, PGE's governmental permits and approvals are essential to its business. If a filing concerns rates (and thus would have an impact on the Class A Interests' return on investment), or if the filing is out of the ordinary course for PGE, TPG should have the right to consent to such filing.

                  (viii)"INITIATION, SETTLEMENT OR COMPROMISE OF ANY ACTION,
                        SUIT, CLAIM, DISPUTE, ARBITRATION OR PROCEEDING BY OR AGAINST OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES (i) THAT WOULD MATERIALLY ADVERSELY AFFECT SUCH PARTY, (ii) THAT WOULD RESULT IN AN AGGREGATE VALUE/COST OF MORE THAN $10,000,000, OR (iii) WOULD REQUIRE OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES TO BE SUBJECT TO ANY MATERIAL EQUITABLE RELIEF OR TO TAKE OR REFRAIN FROM TAKING ANY MATERIAL ACTION IN CONNECTION WITH THE CONDUCT OF ITS BUSINESS;"

            Significant litigation is not a matter of the day to day operation of a company, and can profoundly affect the return on or viability of a business. For this reason, TPG as the holder of the Class A Interests should have a consent right with respect to any major litigation decisions.

            (d)   INTERESTED PARTY TRANSACTIONS:

            Certain events or transactions present a higher potential for self-dealing. For example, given that the Managing Member will have day-to-day control of OEUC, there exists the possibility that the Managing Member could direct the business of OEUC so as to enrich itself or its members or affiliates by entering into transactions not on an arm's length basis and not in the best interest of OEUC, thereby necessitating the following consent right:

                  (i) "ANY TRANSACTION INVOLVING CONFLICTS OF INTEREST BETWEEN OEUC OR PGE AND THE MANAGING MEMBER, OR ANY MEMBER OR AFFILIATE THEREOF (INCLUDING EMPLOYEES AND DIRECTORS OF THE MANAGING MEMBER OR ANY MEMBER OR AFFILIATE THEREOF), OR PAYMENT OF ANY ADVISORY OR SIMILAR FEES BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES TO THE MANAGING MEMBER OR ANY MEMBER OR AFFILIATE THEREOF;"

            (e)   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

            As noted previously, the proposed Acquisition has been structured to ensure that TPG does not become subject to regulation as a holding company pursuant to the Act. It would be self-defeating if the companies could cause TPG to become subject to the Act, or to cause OEUC and the Managing Member to register and become subject to regulation as registered holding companies. Accordingly, it is reasonable to restrict management from taking or failing to take any action involving:

                  (i) "ANY ACTION (OR DECISION NOT TO ACT) BY OEUC, PGE OR ANY OF THEIR RESPECTIVE SUBSIDIARIES THAT (a) WOULD RESULT IN ANY HOLDER OF A MEMBERSHIP INTEREST IN OEUC OR ANY AFFILIATE THEREOF BEING SUBJECT TO REGULATION AS A `HOLDING COMPANY' OR A `SUBSIDIARY COMPANY' OR AN `AFFILIATE' OF A `HOLDING COMPANY' OR A `PUBLIC-UTILITY COMPANY' UNDER THE 1935 ACT OR ANY OTHER FEDERAL OR STATE REGULATION, IN EACH CASE THAT IS REASONABLY DETERMINED BY SUCH AFFECTED PARTY TO HAVE AN ADVERSE EFFECT, OR (b) WOULD RESULT IN OEUC OR PGE OR ANY AFFILIATE BEING REQUIRED TO REGISTER AS A HOLDING COMPANY UNDER SECTION 5 OF THE 1935 ACT."

            (f)   OTHER

            Finally, the companies should not commit to any course of action that would require TPG consent without first having obtained such consent. Accordingly, TPG consent will be required for:

                  (i) "ANY CONTRACT, AGREEMENT, ARRANGEMENT OR COMMITMENT TO DO OR ENGAGE IN ANY OF THE FOREGOING."

            (g)   REMOVAL OF THE MANAGING MEMBER

            The LLC Agreement will provide that TPG as the holder of the Class A Interests will have certain rights to remove the members of the Managing Member in the event that its fundamental economic interest is endangered by the Managing Member's failure to manage OEUC effectively. More specifically, the members of the Managing Member may be removed upon the death or incapacity of an individual holding a membership interest in the Managing Member, or for "cause," which is defined to include specified acts of malfeasance or nonfeasance as well as any "controllable management decision" by the Managing Member or a member thereof that in the reasonable judgment of TPG has resulted in, or will result in, a "material failure" to achieve the results contemplated by the then-current annual operating or capital budget and business plan for PGE or OEUC.(24)

            Upon removal of a member of the Managing Member, the holders of the Class A Interests shall be entitled to elect or appoint a new member of the Managing Member.(25) In so doing, they must take into account Act concerns and so, would not replace a member of the Managing Member in an attempt to influence control of OEUC or PGE because any replacement member that is dominated or controlled by TPG would jeopardize Applicants' status under Section 2(a)(7) of the Act.

            The rights of the holders of the Class A Interests to remove the members of the Managing Member are set forth in detail in Exhibit D to the Comprehensive Presentation attached hereto as Exhibit G.

            (h)   EXIT RIGHTS

            The LLC Agreement will also permit TPG as the holder of the Class A Interests to effect the sale of PGE or the initial public offering of PGE stock. These rights of course can only be exercised in accordance with applicable law and regulation.

      C.    THE CLASS A INTEREST IS NOT A VOTING SECURITY

            As explained in the June Staff Memorandum, "Section 2(a)(7)(A) states that any company that owns 10% or more of the outstanding voting securities of a public utility (or

----------
(24) The term "controllable management decision" is defined to mean any action or omission by the Managing Member or any member thereof (including without limitation any action or omission in such member's capacity as a member of the Board of Directors of PGE) or by any Person acting on behalf of the Managing Member, other than as a result of (1) changes in law, and (2) actions of regulators, provided, that the exception described in clause (2) shall not apply if the Managing Member shall have failed to manage the relations of OEUC or PGE with any such regulators in accordance with good utility practices.

The term "material failure" means the actual or projected failure to achieve either the consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") or the consolidated Net Income figures contemplated in OEUC's or PGE's annual operating budgets by either 2% or more in the case of EBITDA or 5% or more in the case of Net Income as of the end of an annual period.

(25) The Applicants are seeking relief only with respect to the current parties. The parties will seek such additional relief or authority as may be required for any replacement members of the Managing Member in the future.

public-utility holding company) is a prima facie holding company subject to the Act." A "voting security" is defined in Section 2(a)(17) of the Act as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company." As described above, TPG will only hold 5% of the voting interests of OEUC. Furthermore, the Commission has never held that securities such as the Class A Interests were "voting securities" within the meaning of the Act. In several no-action letters, discussed below, the Staff agreed not to recommend enforcement action to the Commission for an entity's failure to register under the Act in situations "in which the entity has acquired up to 9.9% of the voting securities of a utility or utility holding company and has also made a significant investment in the non-voting securities of the utility or utility holding company."(26) Indeed, such no-action letters involve analysis and consideration by the Staff of similar types of securities with consent rights that do not cause the holder of such rights to have a vote in the direction or management of the underlying holding company or utility. These consent rights are intended to protect the investment of the limited partners or preferred shareholders, similar to the rights granted to debt holders by means of negative covenants in debt instruments. The consent rights granted to the holders of the Class A Interests fall squarely within the boundaries outlined in the prior no-action letter requests.(27)

            Although the no-action letters do not bind the Commission, Applicants believe that the reasoning in these letters is persuasive and consistent with the policies and provisions of the Act. While the no-action letters are neither agency rule-making nor adjudication, they do represent reasoned attempts to interpret the law and are entitled to deference in that regard. In the March Staff Memorandum, Paul Roye, Director of the Division of Investment Management, responded to various questions posed to Chairman Donaldson by Congressmen Dingell and Markey in a letter dated February 11, 2004:

            In analyzing requests of this type, the staff has carefully examined the rights attaching to the non-voting securities to ensure that ownership of those securities does not give the investor control over the utility. The staff has also examined the nature and identity of the other holders of the utility's voting securities in an effort to ensure that the investor does not directly control the utility through its control of these other holders (and, typically, that control is, in fact, exercised by the holder of the majority of the voting interests).

In the June Staff Memorandum, which responded to further questions posed to the Chairman by Congressmen Dingell and Markey in a letter dated April 21, 2004 regarding the Commission's

----------
(26) June Staff Memorandum at 18. See Berkshire Hathaway, Inc., S.E.C. No-Action Letter (March 10, 2000) ("Berkshire Hathaway"); SW Acquisition, L.P., S.E.C. No-Action Letter (April 12, 2000), ("SW Acquisition"); General Electric Capital Corp., S.E.C. No-Action Letter (April 26, 2002) ("GE Capital"); k1 Ventures, S.E.C. No-Action Letter (July 28 2003) ("k1 Ventures"); and Evercore MTC Investment, Inc., S.E.C. No-Action Letter (Nov. 25 2003) ("Evercore" and together with Berkshire Hathaway, SW Acquisition, GE Capital and k1 Ventures, the "No-Action Letters").

(27) These rights are also consistent with the types of consent rights granted to preferred stockholders under the Commission's former "Statement of Policy Concerning Preferred Stock."

administration of the Act, Mr. Roye indicated that "We do not believe that the no-action process is inconsistent with the accountability required by the Act."(28)

            The rights of Applicants in this matter are consistent with, and in some regards less extensive than, the rights associated with the transactions in the series of No-Action Letters. In analyzing requests of this type, the Staff has carefully examined the rights attaching to the non-voting securities to ensure that ownership of those securities does not give the investor control over the utility. The Staff has also examined the nature and identity of the other holders of the utility's voting securities in an effort to ensure that the investor does not indirectly control the utility through its control of these other holders (and, typically, that control is, in fact, exercised by the holder of the majority of the voting interests). The most prominent example of this sort of no-action letter is the one issued to Berkshire Hathaway Inc. in 2000.

            In the Berkshire Hathaway letter, the Staff agreed not to recommend any enforcement action in which it would seek to deem Berkshire Hathaway Inc. ("Berkshire") and certain subsidiaries that are consolidated with it for accounting purposes (the "Berkshire Group") to be a holding company under section 2(a)(7) of the Act as a result of Berkshire's investment in MidAmerican Energy Company, an exempt holding company ("MEHC"). MEHC, as a result of its ownership in MidAmerican Energy Company ("MidAmerican"), a public utility under the Act, was itself a holding company. The request described a proposed transaction in which 9.9% of the outstanding common stock of MEHC would be acquired by Berkshire Hathaway. Berkshire also proposed to acquire (i) between $454.772 million and $800 million aggregate principal amount 11% Trust Issued Preferred Securities issued by a statutory trust to be formed and owned by MEHC ("Trust Securities"), and (ii) shares of Zero Coupon Convertible Preferred Stock ("Convertible Preferred Stock") of MEHC. At issue in the request was whether, given the Berkshire Group's ownership of slightly less than 10% percent of the common (voting) stock of MEHC, the Convertible Preferred Stock constituted voting securities for purposes of the Act and thereby could potentially push Berkshire's ownership of voting securities over the 10% threshold.

            In the request, Berkshire argued that its proposed investment would not create a holding company relationship because the Berkshire Group would not own, control, or hold with power to vote 10% or more of the outstanding voting securities of MEHC. Specifically, in addition to its common equity interest, Berkshire represented that its remaining equity interest in MEHC would be in the form of Convertible Preferred Stock that was not a voting security within the meaning of section 2(a)(17) of the Act. The Convertible Preferred Stock would not vote with the common stock and would not vote separately as a class, except to a limited extent. Berkshire also argued that the approval rights associated with the Convertible Preferred Stock were more limited than those associated with limited partnership interests that the Commission Staff had previously agreed not to treat as voting securities in past grants of no-action relief. In support of

----------
(28) Mr. Roye quotes with approval from an article by Thomas P. Lemke entitled The SEC No-Action Letter Process (42 The Business Lawyer 1019 (Aug. 1987)) in which Mr. Lemke states that "the request [for no-action relief] must include the requestor's opinion on resolution of the problem and the basis of that opinion. In explaining this basis there should be a discussion of relevant precedent, including any applicable case law or administrative positions and particularly any no-action letters relevant to the issues involved."

its request, Berkshire also provided a detailed description of the rights associated with the Convertible Preferred Stock.

            The Staff ultimately issued a no-action letter to Berkshire. In sum, the rights attendant to Berkshire's ownership of the Convertible Preferred Stock, combined with its ownership of 9.9% of the voting securities of MEHC and the nature of its relationship with the company, did not give it a degree of control over the company sufficient to require that Berkshire be declared a holding company. Based on the Staff's responses to other, similar requests for no-action relief, it appears the Staff has analyzed other proposed investment in the utility sector in a similar fashion.

            Helpful comparison may be made between the proposed investment in this matter and the investments that were the subjects of the other No-Action Letters referenced above. For instance, in SW Acquisition, the Staff determined not to recommend enforcement action in respect of the position that limited partners holding 99.9% of the total equity of the partnership (with the largest limited partner owning a 24.38% interest) would not be deemed to hold voting securities in the partnership (and thus would not be deemed a holding company or an affiliate of the electric utility that was owned by such partnership), taking into account the consent rights granted to its limited partners. In that case, the limited partners were granted consent rights concerning: (i) distributions under the partnership agreement, (ii) a public offering of the securities of the partnership or its subsidiaries, (iii) changes in the aggregate of greater than 15% to the business plan and annual operating budget, (iv) contracts for goods and services, or the incurrence of indebtedness, in excess of $1 million, except in accordance with the current business plan and annual budget, (v) mergers, joint ventures, partnerships and similar transactions, (vi) capital expenditures that vary from the current budget by $5 million or more, (vii) material changes in accounting practices or a change of the partnership's accountant, (xiii) initiating actions or suits in excess of $1 million, and (ix) adopting material employee benefits plans or employment agreements. This list of consent rights expanded upon the consent rights described in prior no-action letter requests and provided the limited partners with significant protections from adverse actions by the partnership with respect to financial matters, extraordinary corporation transactions and events, as well as potential conflicts with the general partner.

            More recently, in GE Capital, the Staff concurred with the opinion that the limited partnership interests described in that request did not constitute "voting securities" based on factual circumstances similar to those set forth in this letter. In GE Capital, the single limited partner held 99.82% of the equity of the partnership, and the limited partner was granted consent rights with respect to a broad array of events.(29) The consent rights to be associated with the

----------
(29) In particular, the Limited Partner in GE Capital held consent rights with respect to each of the following events: (i) any reorganization, merger, consolidation, liquidation, dissolution or similar transaction (provided that the foregoing could be accomplished by the general partner so long as a threshold return on investment was achieved for the limited partner, such transaction being a "Qualified Event"), (ii) any distribution by a subsidiary of the Partnership, (iii) the sale, issuance or redemption of equity securities that might affect the Limited Partner's interest in the Partnership, except upon the occurrence of a Qualified Event, (iv) the voluntary incurrence of indebtedness in excess of $10,000,000, or the prepayment or waiver of any indebtedness, (v) any agreement for goods or services in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan, (vi) capital expenditures greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget,
(vii) the

Class A Interests in this matter closely match the consent rights granted to the limited partner in GE Capital.

            Also recently, in k1 Ventures, the Staff concurred with the opinion that the non-managing membership interests described in that request did not constitute "voting securities" based on factual circumstances again similar to those set forth in this letter. In k1 Ventures, the single non-managing member held 99.9% of the membership interests of the limited liability company, and the non-managing member held consent rights concerning a wide variety of events.(30) The consent rights associated with the Class A Interests in this matter also closely match the consent rights granted to the non-managing member in k1 Ventures.

----------
purchase, lease or other acquisition of any securities or assets, except in the ordinary course of business or pursuant to the then current annual operating or capital budget and business plan, (viii) the disposition of 25% or more of the fair market value of the [holding company's or operating company's] assets or businesses, (ix) the entering into of any joint venture, partnership or other material operating alliance with any other person, (x) the making of any material change in accounting practices, (xi) the commencement of any bankruptcy proceeding, (xii) any employment contract with an executive officer or any employee stock option plan or any other material employee benefit plan, (xiii) the changing of the principal line of business of the [holding company or operating company], (xiv) the adoption of any change in an annual operating or capital budget of more than 15% or the adoption of any annual operating or capital budget that is inconsistent with the business plan, (xv) the exercising of its right to vote the equity interests of any subsidiary of the Partnership in extraordinary circumstances, (xvi) the effectuation of a public offering or private sale or other change of control, (xvii) any transaction involving conflicts of interest between the Partnership and the General Partner, (xviii) the amendment of the Partnership's or the General Partner's organizational documents adversely affecting the Limited Partner, (xix) actions regarding material governmental permit or approval rate proceeding, (xx) the settlement or compromise of any action that would materially adversely affect the Partnership or require the payment of more than $2,000,000, (xxi) any action (or failure to act) resulting in the Limited Partner being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the 1935 Act, (xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

(30) In particular, the Non-Managing Member in k1 Ventures held consent rights with respect to each of the following events at both the holding company and the operating company level: (i) any transactions with the Managing Member or any Affiliate of the Managing Member; (ii) any distributions to the members of the LLC; (iii) (x) any offering or issuance of equity securities or interests, or any instrument convertible into any equity security or interest or (y) any offering or issuance of debt securities or other voluntary incurrence of indebtedness in excess of $300,000 in the aggregate, other than in accordance with the Annual Business Plan and Operating Budget; (iv) any modification of name; (v) changes in the principal line of business; (vi) any amendments to organizational documents; (vii) any entry into contracts for goods and services, individually or in a series or related transactions in excess of $300,000, other than in accordance with the Annual Business Plan and Operating Budget; (viii) any capital expenditures, or capital expenditures commitment, that vary from the Operating Budgets by $750,000 per event or series of related events but otherwise not cumulatively; (ix) any merger, joint venture, partnership or similar transaction, or liquidation, winding-up or dissolution; (x) any disposition of any businesses or assets or any acquisition of any stock or assets of another entity (other than in the ordinary course of business and provided that such disposal or acquisition is not significant in nature) or any entering into any new line of business; (xi) any creation of a new class of equity; (xii) any material change in accounting practices or change in accountant; (xiii) the commencement of any bankruptcy or receivership proceeding; (xiv) the initiation or settlement of any litigation, arbitration, actions or suits in excess of $500,000; (xv) adopting or amending any employee stock option plan or other material employee benefit plan; (xvi) the approval of or changes to the Annual Business Plan and the approval of the Operating Budget or changes thereto of 15% or more in the aggregate; (xvii) any reduction of the capital or any variation of the rights attached to any shares; (xviii) the entry into any agreement or arrangement which is not in the ordinary course of its business other than as expressly permitted by (x) the Annual Business Plan or Operating Budget, or (y) Sections (iii), (vii), (viii) or (xiv) hereof; (xix) the provision of any guarantee or indemnity in excess of $300,000 in the aggregate or as expressly permitted by the Annual Business Plan or Operating Budget; (xx) the

            Most recently, in Evercore, the Staff agreed not to recommend any enforcement action under Section 2(a)(7) of the Act against limited partners as a result of certain consent rights associated with the limited partners' interest in the partnership. As demonstrated by the chart attached as Exhibit C to the Comprehensive Presentation attached hereto as Exhibit G, the proposed consent rights in this matter compare favorably with those considered in the No-Action Letters.

            Furthermore, on several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See, e.g., General Electric Capital Corporation (consent of single limited partner); Nevada-Sun Peak L.P. (May 14, 1991) (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); accord, Berkshire Hathaway, Inc. (March 10, 2000) (consent of corporation holding preferred shares required for specified actions).

            For these reasons, it is our view that the consent rights will not cause the Class A Interest to be deemed to be "voting securities" within the meaning of the Act, and thus TPG will not be a prima facie holding company within the meaning of Section 2(a)(7)(A).

      D. TPG WILL NOT EXERCISE AN IMPERMISSIBLE CONTROLLING INFLUENCE OVER THE MANAGEMENT OR POLICIES OF OEUC OR PGE

            As noted above, TPG will not be a prima facie holding company within the meaning of Section 2(a)(7)(A) because it will not own, control, or hold with power to vote 10% or more of the voting securities of a holding company or a public-utility company. While Section 2(a)(7)(B) provides that the Commission can declare an entity to be a holding company if, after notice and opportunity for hearing, it determines that such owner exercises such a controlling influence over the holding company or public-utility company in question that the Commission finds it necessary or appropriate to regulate the owner as a holding company under the Act, there is no basis for such extraordinary action in this matter.

            To declare an entity to be a holding company under Section 2(a)(7)(B), the Commission must find first the existence of a "controlling influence." As the legislative history makes clear, the concept of "controlling influence" is intended to enable the Commission to reach "the varied and subtle forms which corporate interrelationships have in the past and will in the future take."(31) It is critical, however, to understand that the existence of controlling

----------
making of any loan or advance to any person, firm, body corporate or other entity or business other than normal trade credit or otherwise in the normal course of business and on an arm's length basis; (xxi) [any action that would] cause subjection to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act; and (xxii) [any action that would] cause any Member or its Affiliate to become subject to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act.

(31) H.R. Rep. No. 1318, 74th Cong., 1st Sess. at 9 (1935).

influence, in and of itself, is insufficient to support a finding under Section 2(a)(7)(B).(32) Rather, the Commission must further find that the subject entity has "such a controlling influence over the management or policies of any public-utility . . . as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" that the entity be subject to regulation as a holding company.

            The question of what constitutes an impermissible controlling influence should be answered by reference to "the provisions of the whole law, and to its object and policy." John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 114 S. Ct. 517, 523 (1993), citing Pilot Life Insurance Co. v. Dedeaux, 481 U.S. 41, 51 (1987), quoting Kelly v. Robinson, 479 U.S. 36, 43 (1986) (internal quotation marks omitted). In this regard, Section 1(b) of the Act sets forth the problems that gave rise to enactment of the Act and
Section 1(c) directs that all provisions of the Act be interpreted "to meet the problems and eliminate the evils enumerated in Section 1(b)." None of these problems is present in the instant matter. Section 1(b)(2) of the Act provides that the national public interest, the interest of investors in the securities of holding companies and their subsidiary companies and affiliates, and the interest of consumers of electric energy and natural or manufactured gas, are or may be adversely affected--

                  (1) when such investors cannot obtain the information
            necessary to appraise the financing position or earning power of the issuers, because of the absence of uniform standard accounts; when such securities are issued without the approval or consent of the States having jurisdiction over subsidiary public-utility companies; when such securities are issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and upon the basis of paper profits from intercompany transactions, or in anticipation of excessive revenues from subsidiary public-utility companies; when such securities are issued by a subsidiary public-utility company under circumstances which subject such company to the burden of supporting an overcapitalized structure and tend to prevent voluntary rate reductions;

            In this matter, there will be no public shareholders. As noted previously, the holding company OEUC will be a reporting company under the Securities Exchange Act and security-holders will have the benefits of the comprehensive system of disclosure thereunder. See The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management (June 1995) (the "1995 Report") at 132-43 (noting the Commission's long-standing position that investors in public-utility holding companies would remain adequately protected if the Act were repealed). Nor will there be excessive leverage at the PGE utility level. While discussions with the Oregon Commission staff and interveners in that proceeding are still on-going, TPG and OEUC have undertaken to agree to appropriate ring-fencing measures, including

----------
(32) Indeed, no corporation is free from the influence of its shareholders and in particular shareholders with a major economic stake. Under Oregon law, all corporations are subject to the rights of shareholders. For example, shareholder approval is generally required by law for the election of directors (ORS 60.307(3)), certain amendments to the articles of incorporation (ORS 60.437), certain amendments to the bylaws (ORS 60.461), conversion of the corporation into another entity (such as a LLC) (ORS 60.474), a merger or share exchange (ORS 60.487), and certain extraordinary sales of assets, (ORS 60.534).

the maintenance of a minimum of 48% common equity at PGE, well in excess of the 30% minimum common equity capitalization requirement that the Commission generally imposes upon utilities in a registered holding company system.(33)

                  (2) when subsidiary public-utility companies are subjected to excessive charges for services, construction work, equipment, and materials, or enter into transactions in which evils result from an absence of arm's length bargaining or from restraint of free and independent competition; when service, management, construction, and other contracts involve the allocation of charges among subsidiary public-utility companies in different States so as to present problems of regulation that cannot be dealt with effectively by the States;

            There will be no contracts for the sale of goods and services by TPG and its affiliates, on the one hand, to OEUC and PGE and their subsidiary companies, on the other. Further, there will be no allocation issues because this matter involves only a single utility and affiliate transactions with PGE will be subject to review under the Oregon affiliated interests statute. Compare United Corp., supra, which involved direct or indirect ownership of more than 100 operating companies throughout the eastern United States, and Byllesby, supra, in which as noted in the March Staff Memorandum at 20, "[t]hrough affiliated management corporations, Byllesby likewise profited from charges for engineering, construction, legal, and similar services to Standard system companies."

                  (3) when control of subsidiary public-utility companies
            affects the accounting practices and rate, dividend, and other policies so as to complicate and obstruct State regulation of such companies, or when control of such companies is exerted through disproportionately small investment;

            In this matter, in contrast to the far-flung systems that gave rise to the Act, all of PGE's retail operations will be confined to a single state, Oregon. There were two concerns associated with a disproportionately small investment. The first had to do with the problems historically associated with the protection of minority interests,(34) and the second with absentee

----------
(33) OEUC has agreed to adopt substantially all of the Enron ring-fencing merger conditions that are currently in place. These conditions played an important role in helping insulate PGE's credit quality from that of Enron during its bankruptcy. Standard & Poor's has affirmed the effectiveness of these ring-fencing measures, citing their implementation as the reason why PGE has maintained credit ratings that are indicative of its stand-alone credit quality and the reason for which PGE is the sole Enron subsidiary that enjoys this treatment. The strength of the current ring-fencing is also highlighted by Fitch Ratings,Ltd., which has praised the current structure as being the "poster child for effective regulatory ring-fencing."


(34) As the Commission explained in 1990 in proposing to eliminate a restriction on the creation of minority interests in utility financing transactions:

      The Commission, in the early years of the Act's history, was concerned about the ability of the stock purchaser to evaluate, without adequate and verifiable disclosure, the potential disadvantages of owning a minority interest. The situation is quite different now. Accurate information is readily available to an investor through prospectuses, 10-K filings and other public information, which allows the investor to make an informed decision as to the advisability of management and lack of accountability to local interests.(35) Neither is presented on the facts of the instant matter. TPG is a sophisticated investor and, as discussed previously, the commitment to significant local representation on the PGE Board is one means of ensuring local presence and accountability.(36)

                  (4) when the growth and extension of holding companies bear[]
            no relation to economy of management and operation or the integration and coordination of related operating properties; or

            As noted previously, this matter involves a transaction that will result in an immediate end to Enron's ownership of a regulated utility company. It does not involve the acquisition of multiple utility systems or entry into new geographic markets and so does not implicate the concerns identified in
Section 1(b)(4).

                  (5) when in any other respect there is lack of economy of
            management and operation of public-utility companies or lack of efficiency and adequacy of service rendered by such companies, or lack of effective public regulation, or lack of economies in the raising of capital.

            Historically, the Commission has focused on perceived "lack of economies in the raising of capital" such as might occur where as, in Byllesby, supra, investment bankers had controlled the holding company. See Byllesby, 6 S.E.C. at 656 ("At no time has any attempt been made by the Standard system companies to secure financing on a more favorable basis from investment bankers other than those in this group."). In contrast, in this matter, PGE already has an excellent record of customer service. Rather than trying to duplicate PGE's expertise, OEUC will bring to PGE the fresh perspective of business professionals, stronger local perspective and knowledge at the Board level, and a cross-section of customer service experiences that may ultimately lead PGE to even higher levels of performance. At the very least, PGE's high level of

----------
      purchasing a minority interest. Thus, the Commission believes there may no longer exist valid reason to prohibit the public-utility subsidiaries of registered holding companies from financing in a manner available to corporate subsidiaries generally.

Seeking of Additional Comment on Provisions Now in Rule 52 Providing for the Exemption of the Issue and Sale of Certain Securities By Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies and Exemption of Acquisition of Public-Utility Subsidiary Company Securities By Registered Holding Companies, Holding Co. Act Release 20549 (March 19, 1990). See also Niagara Mohawk Power Corporation, S.E.C. No-Action Letter (Nov. 21,
1990) (concerning formation of publicly-held minority interest).

(35) See, e.g., Lone Star Gas Corporation, Holding Co. Act Release No. 3685 (Oct. 22, 1942 ) ("Where operations are located a substantial distance from the management, as they are in El Paso and Galveston, and supervision by the absentee management is present in the degree in which it is present in this case, it is not likely that the advantages of localized management are reflected in operations; under such circumstances it is not likely that the management is responsive to local needs and local public feeling.")

(36) In addition, PGE will be free of the conflicts that arise when a utility is a single holding in an energy or utility group and its board members are beholden to other operating companies in that group. The structure post-closing is in stark contrast to the situation in the last several years, during which all PGE Board members have been Enron employees, directors or consultants working for the Enron group of companies.

customer service will be vigilantly monitored and maintained through Board attention. OEUC will do this by establishing customer service goals and by tying certain management performance evaluations to certain customer service metrics.

            PGE will continue to finance itself and its own day-to-day operations, both in the short term and in the long term. PGE will continue to use its operating revenues and other income to fund PGE's operating expenses, including power and fuel purchases, production and distribution expenses, maintenance expenses, administrative and other expenses, depreciation, taxes, the payment of PGE's debts as they become due, and the payment of required preferred stock dividends, all in the ordinary course of PGE's business. After PGE makes all of these and other prudent and necessary expenditures, and after PGE preserves enough cash to meet this Commission's minimum common equity capital requirements and to meet covenants in PGE's debt financing arrangements, excess cash will be available for payment of dividends to OEUC as PGE's sole common shareholder.

            Neither TPG nor any of its affiliates is serving or will serve as underwriters for, or otherwise provide services and goods to OEUC or PGE. The acquisition debt has been structured to deleverage holding company and satisfy investment grade criteria as quickly as possible. Simply stated, none of the problems that gave rise to the passage of the Act are presented by the facts of this matter and so, there is no basis for the Commission to institute proceedings to declare TPG to be a holding company within the meaning of Section 2(a)(7)(B).

            To summarize, Applicants are aware of no reported decision of the Commission under Section 2(a)(7)(B) in which a holder of less than 10% of the voting securities of a public utility or holding company has been determined by the Commission to have exercised such a controlling influence. The imposition of such status is an extraordinary remedy and, quite simply, there is no basis for such extraordinary action on the facts of this matter. The structure and terms of TPG's investment evidence the fact that it will not have such a controlling influence over the management or policies of the Managing Member, OEUC or PGE that regulation is necessary or appropriate under the Act. While again not dispositive, it bears note that in the No-Action Letters, on analogous facts, the Staff did not conclude that there existed such a level of control or controlling influence to warrant regulation of the financial investor as a holding company. In this matter, the rights associated with the Class A Interests are consistent with those granted in connection with transactions in which passive investors have received no-action letter assurances. In addition, there are no agreements with respect to the exercise of those rights among TPG, and the Managing Member, OEUC or PGE. Nor are there any past or present business relationships between the Managing Member (or its investors) and TPG or its affiliates. Furthermore, as discussed below, independent individuals with significant qualifications and experience will be in control of the management of each of the Managing Member, OEUC and PGE.

            TPG will have no ability to control the management or day-to-day operations of OEUC or PGE. The Managing Member has the exclusive right to control the business of OEUC subject only to the limited approval rights, consistent with Commission precedent, that are intended to enable the holders of the Class A Interests to protect their economic interest in OEUC and PGE. TPG will not attempt to control the daily operations of OEUC or PGE.

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            The Managing Member will be owned and controlled by individuals independent of TPG. Under the operative agreements, TPG will have no right to appoint or otherwise nominate any members of management of OEUC or PGE. TPG will have the right to have one representative out of six members on the board of directors of OEUC and two representatives on the twelve-member board of directors of PGE. As noted previously, TPG has certain limited rights to remove or replace members of the Managing Member in narrowly-defined circumstances consistent with the No-Action Letters. Although TPG was involved in the selection of the initial members of the PGE Board and OEUC Board, with the exception of TPG's minority board representation and those limited removal rights, TPG will have no rights, directly or indirectly to remove the members of the PGE Board and OEUC Board or to nominate successors.

            Although the No-Action Letters are not controlling, they are reasoned interpretations of the law, and in them the Staff has given assurances to financial investors that were granted the right to appoint one or more voting members to the Board of Directors of a holding company or a public-utility company. The ability to have such representation has been supported in no-action letter requests as necessary to permit the passive investor to monitor the activities of the entity in which it has invested, without giving the investor the right to veto or otherwise manage or control the operations of such entity. As stated in Torchmark Corp., a financial investor is not required to be "a stranger to the organization" of the utility as long as its involvement is limited to protecting its investment.

            While the holders of the Class A Interests will be able to withhold consent as to certain transactions or events, any leveraging of those rights to obtain more expansive agreements or understandings relative to the direction of the management of OEUC or PGE could, without further assurances from the Staff, subject TPG as the holder of the Class A Interests to regulation as a holding company under the Act.(37) TPG will have a limited right to remove members of the Managing Member in certain defined circumstances. However, as explained in SW Acquisition, the ability to replace members of the Managing Member will not give TPG impermissible control over the management of OEUC or PGE because any replacement member would need to retain control over management of OEUC and remain independent if TPG is to maintain its exempt status under the Act.

            Finally, the terms and structure of the Acquisition, and the degree and quality of regulation by the Oregon Commission, all help to protect against any abuses under the Act and thus the Commission would have no basis to conclude that regulation of TPG is necessary or appropriate in the public interest or for the protection of investors or consumers. Accordingly, the Commission should issue an order declaring that TPG will not become a holding company within the meaning of Section 2(a)(7) of the Act as a result of the proposed Acquisition.

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(37) As was explained in Berkshire Hathaway, TPG is aware that if it were to exert a material influence over the Managing Member, OEUC or PGE through the use of the consent rights or through a threat or suggestion involving the failure to use such consent rights, that action could constitute an "understanding" between the parties and, depending on the nature of the understanding, could result in the parties being outside the scope of this request.

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ITEM 4. REGULATORY APPROVALS

            On July 29, 2004, Enron filed an application in SEC File No. 70-10239 for authority pursuant to Section 12(d) in connection with the proposed Acquisition. Upon completion of the Acquisition, each of OEUC and the Managing Member will be a "holding company" within the meaning of Section 2(a)(7) of the Act. In a related filing, OEUC and the Managing Member filed an application for an order of exemption under Section 3(a)(1) of the Act.(38)

            Authorization from the FERC and the Oregon Commission is required for certain aspects of the proposed Acquisition. No other state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein.

ITEM 5. PROCEDURE

            Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 of the Act with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits:

Exhibit A      LLC Agreement (to be filed by amendment)
Exhibit D-1    Oregon Commission Merger Application (previously filed with the
               Commission in connection with the Form U-1
               Application/Declaration of OEUC and the Managing Member for
               exemption under Section 3(a)(1) of the Act, and incorporated by reference herein)
Exhibit D-2    FERC Section 203 Application (previously filed with the
               Commission in connection with the Form U-1
               Application/Declaration of OEUC and the Managing Member for
               exemption under Section 3(a)(1) of the Act, and incorporated by reference herein)
Exhibit D-3    FERC Section 205 Application (previously filed with the
               Commission in connection with the Form U-1
               Application/Declaration of OEUC and the Managing Member for
               exemption under Section 3(a)(1) of the Act, and incorporated by reference herein)
Exhibit F-1    Opinion of Counsel (to be filed by amendment)
Exhibit F-2    Past Tense Opinion of Counsel (to be filed by amendment)
Exhibit G      Comprehensive Presentation (previously filed with the
               Commission in connection with the Form U-1
               Application/Declaration of OEUC
               and the Managing Member for exemption under Section 3(a)(1) of the Act, and incorporated by reference herein)
Exhibit H      Form of Notice

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

            None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102(2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of PGE or its subsidiaries or affiliates that will have an impact on the environment. Applicants are not aware

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(38) The closing of the PGE acquisition by OEUC is not conditioned on an order granting the application under Section 3(a)(1). If such order is not granted, OEUC would register as a holding company under the Act.

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of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposed exemption of OEUC and the Managing Member LLC.

                                    SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: November 4, 2004

                                TPG Partners IV, L.P.

                                By: /s/ Richard P. Schifter
                                   --------------------------------------------

                                TPG III Oregon Electric Investment Company, LLC

                                By: /s/ Richard P. Schifter
                                   --------------------------------------------